Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2014 Financial Results

2Q14 Total Net Revenues Up 136.1% YoY to US$829.4 Million

2Q14 Gross Margin Increased to 24.8%

2Q14 Net Income Attributable to Vipshop’s Shareholders Up 192.1% YoY to US$26.4 Million

Conference Call to be Held at 8:00 AM U.S. Eastern Time on August 14, 2014

Guangzhou, China, August 14, 2014 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer for brands (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•                  Total net revenues increased by 136.1% over the prior year period to US$829.4 million, primarily attributable to a 167.9% increase in the number of active customers(1) to 9.3 million from 3.5 million and a 138.4% increase in total orders(2) to 26.3 million from 11.0 million in the prior year period.

•                  Gross margin increased to 24.8% from 23.5% in the prior year period.

•                  Income from operations increased by 251.3% to US$23.7 million from US$6.7 million in the prior year period. Operating income margin increased to 2.9% from 1.9% in the prior year period.

•                  Non-GAAP income from operations(3) increased by 349.4% year-over-year to US$42.9 million from US$9.5 million in the prior year period. Non-GAAP operating income margin(4) increased to 5.2% from 2.7% in the prior year period.

•                  Net income attributable to Vipshop’s shareholders increased by 192.1% to US$26.4 million from US$9.0 million in the prior year period. Net income margin increased to 3.2% from 2.6% in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders(5) increased by 263.6% to US$43.0 million from US$11.8 million in the prior year period. Non-GAAP net income margin increased to 5.2% from 3.4% in the prior year period.

Mr. Eric Shen, Chairman and CEO of Vipshop, stated, “We are very pleased with our robust second quarter financial and operational results. Operationally, our total active customers amassed to 9.3 million, of which 4.1 million were new active customers during the quarter. In addition, this quarter also witnessed continued integration with Lefeng, which contributed nearly 2.0 million total orders, and more than 1.3 million total active customers. With mobile becoming a more important revenue stream, we recently launched our first U.S. R&D center.  Based in San Jose, this facility will leverage the deep pool of mobile and data mining talent in Silicon Valley to improve our business in the areas of Big Data, data

(1)  Active customers are defined as any registered member who has purchased products from the Company at least once during the period. The active customer figure in 2014 includes active Lefeng customers after the Lefeng acquisition was completed in February 2014.

(2)  Total orders are defined as the total number of orders placed during the period. The total order figure in 2014 includes orders attributable to Lefeng after the Lefeng acquisition was completed in February 2014.

(3)  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from the Lefeng acquisition.

(4)  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

(5)  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

mining, and machine-to-machine learning, further tailoring and optimizing the shopping experience on our platform.”

Mr. Donghao Yang, CFO of Vipshop, commented, “We’re proud of our second quarter operational performance, which reflects strong growth and improving margins. In addition, we continue to expand our warehousing capacity, in order to optimize inventory management and overall operational efficiency. We expect that by the end of 2016, the total capacity of our warehouses will reach over 700,000 square meters. We believe that our ongoing investments in merchandizing, marketing, research and development, and warehouse automation will enable us to continue to provide superior customer experience and drive long-term value for our shareholders.”

Second Quarter 2014 Financial Results

REVENUES

Total net revenues increased by 136.1% to US$829.4 million from US$351.3 million in the prior year period, primarily driven by growth in the number of active customers and total orders.

The number of active customers for the second quarter of 2014 increased by 167.9% to 9.3 million from 3.5 million in the prior year period. The number of total orders for the second quarter of 2014 increased by 138.4% to 26.3 million from 11.0 million in the prior year period. This increase was primarily due to increased brand recognition, the Company’s continued efforts to optimize and increase brand and product selections available on both PC and mobile platforms as well as the Lefeng acquisition.

GROSS PROFIT

Gross profit for the second quarter of 2014 increased by 149.0% to US$205.8 million from US$82.6 million in the prior year period. Gross margin increased to 24.8% in the second quarter of 2014 from 23.5% in the prior year period. This increase was attributable to the Company’s increased bargaining power with its suppliers due to the expanding scale of the Company, and the growth of the Company’s marketplace business.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2014 increased by 141.7% to US$186.9 million from US$77.3 million in the prior year period. As a percentage of total net revenues, total operating expenses remained stable at 22.5% compared with the prior year period.

•                       Fulfillment expenses increased by 95.8% to US$83.8 million from US$42.8 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses decreased to 10.1% from 12.2% in the prior year period, which reflects the Company’s continued efforts to reduce warehousing and personnel costs, and negotiate better courier rates leveraging the growing order volume.

•                  Marketing expenses increased by 196.7% to US$44.8 million from US$15.1 million in the prior year period. As a percentage of total net revenues, marketing expenses increased to 5.4% from 4.3% in the prior year period, reflecting the Company’s strategy to reinvest its profit in the business to drive long term growth, by building greater brand awareness, acquiring more mobile users, and expanding our market share in our core product categories other than apparel, such as cosmetics, home goods and baby products.

•                  Technology and content expenses increased by 147.2% to US$21.4 million from US$8.7 million in the prior year period, primarily reflecting the Company’s continued effort to invest in its overall IT systems to better support future growth. As a percentage of total net revenues, technology and content expenses remained stable at 2.6% compared with 2.5% in the prior year period.

•                  General and administrative expenses increased by 243.0% to US$36.9 million from US$10.8 million in the prior year period, primarily due to increased headcount and office rentals associated with the growth in the Company’s overall business. As a percentage of total net revenues, general and administrative expenses increased to 4.4% from 3.1% in the prior year period due to headcount expansion and the amortization of intangible assets resulting from the acquisition of Lefeng.

Income from operations increased by 251.3% to US$23.7 million from US$6.7 million in the prior year period due to the growing scale of the Company’s operations, improved gross margin and cost control. Operating income margin increased to 2.9% from 1.9% in the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 349.4% to US$42.9 million from US$9.5 million in the prior year period. Non-GAAP operating income margin increased to 5.2% from 2.7% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 192.1% to US$26.4 million from US$9.0 million in the prior year period. Net income margin increased to 3.2% from 2.6% in the prior year period. Net income per diluted ADS(6) increased to US$0.44 from US$0.16 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 263.6% to US$43.0 million from US$11.8 million in the prior year period. Non-GAAP net income margin increased to 5.2% from 3.4% in the prior year period. Non-GAAP net income per diluted ADS increased to US$0.72 from US$0.20 in the prior year period.

For the quarter ended June 30, 2014, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 59,713,817.

As of June 30, 2014, the Company had cash and cash equivalents of US$635.5 million and held-to-maturity securities of US$558.8 million.

For the second quarter of 2014, net cash from operating activities was US$29.6 million.

Business Outlook

For the third quarter of 2014, the Company expects its total net revenues to be between US$850 million and US$860 million, representing a year-over-year growth rate of approximately 122% to 124%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

(6)  “ADS” means American Depositary Share. Each ADS represents two ordinary shares, par value US$0.0001 per share, of the Company.

Conference Call Information

The Company will hold a conference call on Thursday, August 14, 2014 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the second quarter 2014.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#82914338

The replay will be accessible through August 21, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 9003 4211
Conference ID:	#82914338

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders  excluding share-based compensation expenses and amortization of intangible assets. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and amortization of intangible assets, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Chenjiazi Zhong

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In US dollars, except for share data)

	Three Months Ended
	June 30,2013	June 30,2014	March 31,2014
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	351,027,738	816,700,081	691,379,609
Other revenues (1)	261,475	12,745,006	10,548,373
Total net revenues	351,289,213	829,445,087	701,927,982
Cost of goods sold	(268,659,461)	(623,667,705)	(527,116,531)
Gross profit	82,629,752	205,777,382	174,811,451
Operating expenses
Fulfillment expenses(2)	(42,815,750)	(83,845,955)	(74,586,133)
Marketing expenses	(15,092,686)	(44,773,456)	(30,053,706)
Technology and content expenses	(8,656,210)	(21,397,711)	(18,660,941)
General and administrative expenses(3)	(10,755,077)	(36,886,571)	(24,132,185)
Total operating expenses	(77,319,723)	(186,903,693)	(147,432,965)
Other income	1,438,012	4,834,168	2,862,209
Income from operations	6,748,041	23,707,857	30,240,695
Other non-operating income	—	739,993	—
Interest expense	—	(4,681,188)	(1,628,282)
Interest income	3,607,987	13,437,525	8,198,147
Exchange gain (loss)	1,039,605	713,015	(1,057,905)
Income before income taxes	11,395,633	33,917,202	35,752,655
Income tax expenses(4)	(2,362,458)	(9,472,549)	(10,323,486)
Share of loss of affiliates	—	(1,825,695)	(754,714)
Net income	9,033,175	22,618,958	24,674,455
Net loss attributable to noncontrolling interests	—	3,767,782	1,919,566

Net income attributable to Vipshop’s shareholders	9,033,175	26,386,740	26,594,021

Weighted average numbers of shares used in calculating earnings per share:
—Basic	110,564,733	113,214,655	111,919,288
—Diluted	116,073,470	119,427,635	119,160,971

Net earnings per share
Net income attributable to Vipshop’s shareholders—Basic	0.08	0.23	0.24
Net income attributable to Vipshop’s shareholders—Diluted	0.08	0.22	0.23

Net earnings per ADS (2 ordinary shares equal to 1 ADS)
Net income attributable to Vipshop’s shareholders—Basic	0.16	0.47	0.48
Net income attributable to Vipshop’s shareholders—Diluted	0.16	0.44	0.46

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their product.

(2) Including shipping and handling expenses, which amounted US$23.5 million, US$39.9 million and US$45.8 million in the three month periods ended June 30, 2013, June 30, 2014 and March 31, 2014, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to US$10 million and US$5 million in the three months period ended June 30, 2014 and March 31, 2014, respectively.

(4)Included income tax benefits of US$2.5 million and US$1.3 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended June 30, 2014 and March 31, 2014, respectively.

Net income	9,033,175	22,618,958	24,674,455
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	929,198	(157,313)	(5,193,583)
Comprehensive income	9,962,373	22,461,645	19,480,872
Less: Comprehensive loss attributable to non-controlling interests	—	(3,749,552)	(1,898,431)
Comprehensive income attributable to Vipshop’s shareholders	9,962,373	26,211,197	21,379,303

	Three Months Ended
	June 30,2013	June 30,2014	March 31,2014
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	184,945	366,942	332,925
Marketing expenses	91,117	736,025	691,552
Technology and content expenses	689,445	4,417,919	3,543,906
General and administrative expenses	1,826,200	3,645,298	3,019,028
Total	2,791,707	9,166,184	7,587,411

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(Amounts in US dollars)

	As of December 31, 2013	As of June 30, 2014
	USD	USD
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	334,715,019	635,520,609
Held-to-maturity securities	385,841,626	558,830,577
Accounts receivable	3,055,446	17,203,969
Other receivables	16,481,032	39,294,177
Inventories	270,126,305	334,939,278
Advance to suppliers	13,216,869	11,496,818
Prepaid expenses	2,384,801	3,578,724
Deferred tax assets	11,126,647	17,218,176
Total current assets	1,036,947,745	1,618,082,328
NON-CURRENT ASSETS
Property and equipment, net	24,299,418	79,372,569
Deposits for property and equipment	5,518,404	20,666,663
Intangible assets	5,294,375	203,985,425
Investment in affiliates	—	53,792,973
Other investments	—	2,571,083
Goodwill	—	2,441,632
Total non-current assets	35,112,197	362,830,345
TOTAL ASSETS	1,072,059,942	1,980,912,673

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of $ 70,026 and $ 280,602 as of December 31, 2013 and June 30, 2014, respectively)	476,847,881	563,162,884
Advance from customers (Including advance from customers of the VIE without recourse to the Company of $131,781,751 and $114,781,146 as of December 31, 2013 and June 30, 2014, respectively)	131,781,751	115,032,773
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of $ 101,097,647 and $ 146,098,366 as of December 31, 2013 and June 30, 2014, respectively)	196,327,519	254,539,080
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of $1,369,767 and $ 1,216,819 as of December 31, 2013 and June 30, 2014, respectively)	2,141,411	6,641,734
Deferred income (Including deferred income of the VIE without recourse to the Company of $ 20,592,249 and $ 34,525,696 as of December 31, 2013 and June 30, 2014, respectively)	21,705,981	35,918,968
Total current liabilities	828,804,543	975,295,439
NON-CURRENT LIABILITIES
Deferred tax liabilities	—	46,227,288
Notes payable	—	618,728,862
Total non-current liabilities	—	664,956,150
Total liabilities	828,804,543	1,640,251,589

EQUITY:
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized, and 111,665,972 and 113,457,543 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	11,167	11,346
Additional paid-in capital	363,221,310	381,046,741
Accumulated losses	(123,725,472)	(70,744,711)
Accumulated other comprehensive income	3,748,394	(1,602,502)
Non-controlling interest	—	31,950,210
Total shareholders’ equity	243,255,399	340,661,084
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,072,059,942	1,980,912,673

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2013	June 30,2014	March 31,2014
	USD	USD	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	6,748,041	23,707,857	30,240,695
Share-based compensation expenses	2,791,707	9,166,184	7,587,411
Amortization of intangible assets resulting from business acquisition	—	9,995,089	4,997,545
Non-GAAP income from operations	9,539,748	42,869,130	42,825,651

Net income	9,033,175	22,618,958	24,674,455
Share-based compensation expenses	2,791,707	9,166,184	7,587,411
Amortization of intangible assets resulting from business acquisition (net of tax)	—	9,314,326	4,503,857
Non-GAAP net income	11,824,882	41,099,468	36,765,723

Net income attributable to Vipshop’s shareholders	9,033,175	26,386,740	26,594,021
Share-based compensation expenses	2,791,707	9,166,184	7,587,411
Amortization of intangible assets resulting from business acquisition (exclude non-controlling interests and net of tax)	—	7,440,248	3,566,817
Non-GAAP net income attributable to Vipshop’s shareholders	11,824,882	42,993,172	37,748,249

Non-GAAP weighted average numbers of shares used in calculating net income per share:
—Basic	110,564,733	113,214,655	111,919,288
—Diluted	116,073,470	119,427,635	119,160,971

Non-GAAP net income per share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.11	0.38	0.34
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.10	0.36	0.32

Non-GAAP net income per ADS (2 ordinary shares equal to 1 ADS)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.21	0.76	0.67
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.20	0.72	0.63